

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2007

Mr. Richard W. McCullough
Chief Financial Officer and Treasurer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, WV 26330

> **Re:** **Petroleum Development Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed May 23, 2007**
> **File No. 000-07246**

Dear Mr. McCullough:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1, Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

1.   We note your disclosures on pages 32, 46 and F-9, which state you began recognizing revenues for cost-plus service arrangements on a net basis in the first quarter of fiscal year 2006. However, we understand that prior footage-based contracts continue to be accounted for on a gross basis. Your disclosure related to

accounting for cost-plus arrangements on page 46 states: "Although the Company acts overall as a principal in the transaction and takes title to products and services acquired necessary for drilling, the Company acts as an agent, with little risk of loss during the performance of the drilling activities." It is unclear from this statement how you have applied the guidance of EITF 99-19 in presenting revenues on a net basis.

Additionally, it is unclear what specific factors have changed to support the change from gross revenue recognition in 2005 to net presentation in 2006 other than the basis for payment provisions in your contractual arrangements under a footage-based versus a cost-plus contract. Please explain to us, in reasonable detail, what facts and circumstances in your contractual arrangements have changed to support a change in revenue recognition from 2005 to 2006. As part of your response, explain how you analyzed each indicator of gross and net revenue reporting identified in EITF 99-19, including the relative weight given to each indicator. Address both the cost-plus service arrangements and footage-based contracts.

Engineering Comments

General

2.   Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Properties, page 24

3.   Please expand your disclosure to include details about production, reserves, nature of your interest, location and development for your principal properties as specified by Item 102 of Regulation S-K. If you have properties that are of a major significance, provide more detailed information and maps.

Supplemental Oil and Gas Information – Unaudited, page F-31

Net Proved Oil and Gas Reserves (Unaudited), page F-33

4.   Please revise your document to provide appropriate explanations for the significant reserve changes in the reserve table. Please see paragraph 11 of SFAS

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant